EXHIBIT 21.1

AM Radio 790, Inc., a Utah corporation
AM Radio 1370, Inc., a Utah corporation
AM Radio 1440, Inc., a Utah corporation.
AM Radio 1470, Inc., a Utah corporation
AM Radio 1490, Inc., a Utah corporation
Americast Media Corporation, a Utah corporation
Diamond Broadcasting Corporation, a Utah corporation
Diamond Media, LLC, a Utah limited-liability company
Sunset Communications Corporation, a Utah corporation
Tri-State Media Corporation, a Utah corporation